StockText LLC
Balance Sheet
Unaudited

ASSETS	December 31, 2023
Current Assets	
Cash	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND MEMBERS' DEFICIT	
Current Liabilities	
Accounts payable	$ 1,220,000
Total Current Liabilities	1,220,000
Members' Deficit	
Member contributions	-
Acumulated deficit	(1,220,000)
Total Members' Deficit	(1,220,000)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$ -